UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

NCR CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

62886E108

(CUSIP Number)

John G. Finley

The Blackstone Group Inc.

345 Park Avenue, 31st Floor

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 62886E108	Page 2

1	Name of reporting person BCP VI SBS ESC HOLDCO L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person PN

CUSIP No. 62886E108	Page 3

1	Name of reporting person BLACKSTONE NCR HOLDCO L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person PN

CUSIP No. 62886E108	Page 4

1	Name of reporting person BLACKSTONE NCR HOLDCO GP L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person OO

CUSIP No. 62886E108	Page 5

1	Name of reporting person BCP VI SIDE-BY-SIDE GP L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person OO

CUSIP No. 62886E108	Page 6

1	Name of reporting person BLACKSTONE MANAGEMENT ASSOCIATES VI L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person OO

CUSIP No. 62886E108	Page 7

1	Name of reporting person BMA VI L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person OO

CUSIP No. 62886E108	Page 8

1	Name of reporting person BTO NCR HOLDINGS—ESC L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 0%
14	Type of reporting person PN

CUSIP No. 62886E108	Page 9

1	Name of reporting person BTO NCR HOLDINGS L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 0%
14	Type of reporting person PN

CUSIP No. 62886E108	Page 10

1	Name of reporting person BTO HOLDINGS MANAGER L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 0%
14	Type of reporting person OO

CUSIP No. 62886E108	Page 11

1	Name of reporting person BTO TACTICAL OPPORTUNITIES ASSOCIATES L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 0%
14	Type of reporting person OO

CUSIP No. 62886E108	Page 12

1	Name of reporting person BTOA L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 0%
14	Type of reporting person OO

CUSIP No. 62886E108	Page 13

1	Name of reporting person BLACKSTONE HOLDINGS III L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Quebec, Canada

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 0%
14	Type of reporting person PN

CUSIP No. 62886E108	Page 14

1	Name of reporting person BLACKSTONE HOLDINGS III GP L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 0%
14	Type of reporting person PN

CUSIP No. 62886E108	Page 15

1	Name of reporting person BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 0%
14	Type of reporting person OO

CUSIP No. 62886E108	Page 16

1	Name of reporting person THE BLACKSTONE GROUP INC. (f/k/a The Blackstone Group L.P.)
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 0%
14	Type of reporting person CO

CUSIP No. 62886E108	Page 17

1	Name of reporting person BLACKSTONE GROUP MANAGEMENT L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 0%
14	Type of reporting person OO

CUSIP No. 62886E108	Page 18

1	Name of reporting person STEPHEN A. SCHWARZMAN
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 17,170
	8	Shared voting power 0
	9	Sole dispositive power 17,170
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 Less than 0.1%
14	Type of reporting person IN

CUSIP No. 62886E108	Page 19

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 11, 2015, as amended by Amendment No. 1 to the Schedule 13D on March 17, 2017 (collectively, the “Schedule 13D”), by (i) BCP VI SBS ESC Holdco L.P., a Delaware limited partnership (“BCP VI ESC”), (ii) Blackstone NCR Holdco L.P., a Delaware limited partnership (“BCP VI NCR”), (iii) BTO NCR Holdings—ESC L.P., a Delaware limited partnership (“BTO NCR ESC”), (iv) BTO NCR Holdings L.P., a Delaware limited partnership (together with BCP VI ESC, BCP VI NCR and BTO NCR ESC, the “Blackstone Purchasers”) (v) Blackstone NCR Holdco GP L.L.C., a Delaware limited liability company, (vi) BCP VI Side-By-Side GP L.L.C., a Delaware limited liability company, (vii) Blackstone Management Associates VI L.L.C., a Delaware limited liability company, (viii) BMA VI L.L.C., a Delaware limited liability company, (ix) BTO Holdings Manager L.L.C., a Delaware limited liability company, (x) Blackstone Tactical Opportunities Associates L.L.C., a Delaware limited liability company, (xi) BTOA L.L.C., a Delaware limited liability company, (xii) Blackstone Holdings III L.P., an entity formed under the laws of Quebec, Canada, (xiii) Blackstone Holdings III GP L.P., a Delaware limited partnership, (xiv) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (xv) The Blackstone Group Inc. (f/k/a The Blackstone Group L.P.), a Delaware corporation, and (xvi) Blackstone Group Management L.L.C., a Delaware limited liability company (collectively, the “Blackstone Entities”) and Stephen A. Schwarzman, who is a United States citizen (together with the Blackstone Entities, the “Reporting Persons”), with respect to the Common Stock, par value $0.01(“Common Stock”) of NCR Corporation, a Maryland corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in this Schedule 13D.

Item 1. Security and Issuer.

Item 1 of this Schedule 13D is hereby amended as follows:

This Schedule 13D relates to the Common Stock and Series A Convertible Preferred Stock (“Preferred Stock”) of the Issuer, having its principal executive offices at 864 Spring Street NW, Atlanta, GA 30308, United States of America.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to include the following information:

On September 20, 2019:

•

The Issuer repurchased 237,672.8 shares of the Preferred Stock held by the Blackstone Purchasers (the “Repurchased Shares”) for an aggregate purchase price of $302 million in a privately negotiated transaction pursuant to a Stock Repurchase and Conversion Agreement dated as of September 18, 2019, among the Issuer and the Blackstone Purchasers (the “Stock Repurchase Agreement”). The Stock Repurchase Agreement contains customary representations, warranties and covenants.

•

The Blackstone Purchasers converted into Common Stock the balance of the Preferred Stock held by them (274,548.2 preferred shares) at a conversion ratio of 33.333 shares of Common Stock per share of Preferred Stock (the “Converted Shares”) pursuant to the Stock Repurchase Agreement.

•

The Issuer delivered to the Blackstone Purchasers Common Stock representing the shares underlying Preferred Stock accrued to the date of the Stock Purchase Agreement on the Preferred Stock held by the Blackstone Purchasers on such date (12,443 common shares).

•	The Issuer delivered to the Blackstone Purchasers cash received in lieu of fractional shares ($138.81).

•

The Blackstone Purchasers distributed 33,990 of the Converted Shares ultimately to certain limited partners of the Blackstone Purchasers (including Stephen A. Schwarzman) in respect of their indirect interest in such entities.

•

The Blackstone Purchasers sold the balance of the Converted Shares held by them (9,129,966 shares) in an underwritten block trade in the open market (the “Block Trade”) at a purchase price to the public per share of $32.75 pursuant to an Underwriting Agreement dated as of September 18, 2019, among the Issuer, Goldman Sachs & Co. LLC and Wells Fargo Securities, LLC (the “Underwriters”), and the Blackstone Purchasers (the “Underwriting Agreement”), with a settlement date of September 20, 2019.

The descriptions of the Stock Repurchase Agreement and the Underwriting Agreement in this Item 4 are not intended to be complete and are qualified in their entirety by the agreements, which are which are filed as exhibits hereto and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by restating the first six paragraphs of Item 5(a)—(b) as follows:

(a)-(b) As of the date hereof, Stephen A. Schwarzman directly owns 17,170 shares of Common Stock, and none of other the Reporting Persons beneficially owns any shares of Common Stock.

Calculations of the percentage of shares of Common Stock beneficially owned assumes that there are 127,385,120 shares of Common Stock outstanding as of September 17, 2019, as reported in the Issuer’s prospectus on Form 424B4 filed on September 20, 2019.

CUSIP No. 62886E108	Page 20

Item 5(c) of this Schedule 13D is hereby amended to include the following information:

The Reporting Persons sold the following shares of Preferred Stock to the Issuer pursuant to the Stock Repurchase Agreement on September 20, 2019 for an aggregate price of $302 million:

Reporting Person	Number of Shares of Preferred Stock Sold to Issuer	Number of Shares of Preferred Stock Held After the Sale
BCP VI SBS ESC Holdco L.P.	349.4	403.6
Blackstone NCR Holdco L.P.	177,061.76	204,533.24
BTO NCR Holdings—ESC L.P.	206.95	239.05
BTO NCR Holdings L.P.	60,054.7	69,372.3
TOTAL	237,672.8	274,548.2

The Reporting Persons converted the following shares of Preferred Stock into Common Stock pursuant to the Stock Repurchase Agreement, and the Issuer delivered to the Reporting Persons the following Common Stock underlying accrued Preferred Stock and cash in lieu of fractional shares on September 20, 2019:

Reporting Person	Number of Shares of Preferred Stock Converted	Number of Shares of Common Stock Held Post-Conversion of Preferred Stock	Number of Shares of Common Stock Delivered for Accrued Preferred Stock	Total Number of Shares of Common Stock Held Post-Conversion	Cash in Lieu of Fractional Shares
BCP VI SBS ESC Holdco L.P.	403.6	13,453	18	13,471	$21.45
Blackstone NCR Holdco L.P.	204,533.24	6,817,706	9,271	6,826,977	$26.35
BTO NCR Holdings—ESC L.P.	239.05	7,968	10	7,978	$40.40
BTO NCR Holdings L.P.	69,372.3	2,312,386	3,144	2,315,530	$50.61
TOTAL	274,548.2	9,151,513	12,443	9,163,956	$138.81

The Reporting Persons distributed the following shares of Common Stock ultimately to certain individuals (including Stephen A. Schwarzman) in respect of their indirect interest in such shares on September 20, 2019:

Reporting Person	Number of Shares of Common Stock Distributed	Number of Shares of Common Stock Held Post-Distribution
BCP VI SBS ESC Holdco L.P.	62	13,409
Blackstone NCR Holdco L.P.	31,031	6,795,946
BTO NCR Holdings—ESC L.P.	10	7,968
BTO NCR Holdings L.P.	2,887	2,312,643
TOTAL	33,990	9,129,966

The Reporting Persons sold the following shares of Common Stock pursuant to the Block Trade that closed on September 20, 2019 at a price to the public per share of $32.75:

Reporting Person	Number of Shares of Common Stock Sold in Block Trade	Number of Shares of Common Stock Held Post-Block Trade
BCP VI SBS ESC Holdco L.P.	13,409	0
Blackstone NCR Holdco L.P.	6,795,946	0
BTO NCR Holdings—ESC L.P.	7,968	0
BTO NCR Holdings L.P.	2,312,643	0
TOTAL	9,129,966	0

The information in Item 4 is incorporated by reference herein.

Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Common Stock or Preferred Stock during the past 60 days.

Item 5(e) of this Schedule 13D is hereby amended to include the following information:

On September 20, 2019, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to include the information set forth in Item 4 above.

CUSIP No. 62886E108	Page 21

Item 7. Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

8.

Underwriting Agreement, dated September 18, 2019, among the Blackstone Purchasers, the Issuer and the Underwriters (incorporated by reference to the Issuer’s Current Report on Form 8-K filed September 20, 2019).

9.	Stock Repurchase Agreement, dated September 18, 2019, among the Blackstone Purchasers and the Issuer (incorporated by reference to the Issuer’s Current Report on Form 8-K filed September 18, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2019

BCP VI SBS ESC HOLDCO L.P.
By: BCP VI Side-by-Side GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE NCR HOLDCO L.P.
By: Blackstone NCR Holdco GP L.L.C., its general partner
By: Blackstone Management Associates VI L.L.C., its managing member
By: BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE NCR HOLDCO GP L.L.C.
By: Blackstone Management Associates VI L.L.C., its managing member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE MANAGEMENT ASSOCIATES VI L.L.C.
By: BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BMA VI L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BCP VI SIDE-BY-SIDE GP L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BTO NCR HOLDINGS - ESC L.P.
By: BTO Holdings Manager L.L.C., its general partner
By: Blackstone Tactical Opportunities Associates L.L.C., its managing member
By: BTOA L.L.C., its sole member

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BTO NCR HOLDINGS L.P.
By: BTO Holdings Manager L.L.C., its general partner
By: Blackstone Tactical Opportunities Associates L.L.C., its managing member
By: BTOA L.L.C., its sole member

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BTO HOLDINGS MANAGER L.L.C.
By: Blackstone Tactical Opportunities Associates L.L.C., its managing member
By: BTOA L.L.C., its sole member

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BLACKSTONE TACTICAL OPPORTUNITIES ASSOCIATES L.L.C.
By: BTOA L.L.C., its sole member

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BTOA L.L.C.

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP INC.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman
Name:	Stephen A. Schwarzman